UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

  As at February 2, 2010

ROCKWELL DIAMONDS INC.
 800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: February 3, 2010

* Print the name and title of the signing officer under his signature.

  Level 0, Wilds View, Isle of Houghton
Cnr. Carse O'Gowrie & Boundary Rd.
Houghton Estate, Johannesburg 2198
South Africa
Tel: 27 11 481 7200
Fax: 27 11 481 7235
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800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

ROCKWELL UPDATES FINANCINGS AND RIGHTS OFFERING

February 2, 2010 - Vancouver, BC -- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces that it has completed the private placement portion of the recapitalization financings originally announced on December 2, 2009 and has now established the number of rights to be offered in the rights offering, which is to be finalized this week and launched later this month with a March completion date.

In its December 2, 2009 news release, the Company announced its intentions to raise approximately $12.5 million (all currency figures are in Canadian dollars) in a combination of private financings and a shareholder rights offering. At that time, the Company estimated that approximately 67 million rights shares would be offered based on an issued share capital of 238 million shares as well as an additional, approximately 30 million private placement shares which were expected to be issued to raise approximately $2 million before commencement of the rights offering.

In the Company's January 6, 2010 news release, the Company announced completion of $7.4 million of the private financings and also projected an overall increase of $2.2 million to a targeted total raise of about $14.7 million. As a consequence of the sequencing of the placements and the international aspects of the rights offering, the latter was delayed approximately 8 weeks from the original timetable. The Company has now closed the private placement portion of the financing and has issued approximately 132.8 million shares at $0.065, thereby raising $8.6 million to date. Accordingly, the Company currently has 370.8 million shares outstanding and the rights offering will offer approximately 92.7 million shares, representing an increase of 25 million shares or $1.25 million over the December 2, 2009 estimate. Forty-seven (47) million shares of the rights offering are the subject of a stand-by completion guarantee and, in the event that the rights offering is fully subscribed by existing shareholders, approximately $4.6 million will have been raised plus the stand-by guarantor will purchase a further $3.4 million of shares at $0.065, subject to TSX acceptance, making for a final recapitalization of between $13.2 million and $16.6 million.

President and CEO John Bristow commented, "We are most encouraged that investor interest and support for Rockwell has proved far greater than we originally projected which we attribute to strengthening of rough diamond prices, improving financial market conditions, and strong support and enthusiasm for our prospects and plans. We have achieved a good mix of support from existing and new strategic investors who will contribute to the success of our going-forward growth and expansion strategy."

For further details on Rockwell, please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements" or "forward-looking information" (together, referred to as "forward-looking statements"). Other than statements of historical fact, all statements in this release that relate to the financing and rights offering are forward-looking statements. Although Rockwell believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guaranteed, and the terms and timing of the financing and rights offering may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the actions and approvals of securities regulatory authorities, including the securities regulatory authorities in each province and territory of Canada, the Toronto Stock Exchange and the Johannesburg Stock Exchange, the availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees and the actual terms of the financing or rights offering may differ materially from those outlined in the forward-looking statements.